
07069485

United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K


SEC MAIL PROCESSING SECTION
RECEIVED
JUL 2 2007
WASH, D.C.
160

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission file number 1-5375

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

Technitrol, Inc. 401(k) Retirement Savings Plan
(Full title of the Plan and address of the Plan, if different from that of the issuer named below.)

Technitrol, Inc.
1210 Northbrook Drive, Suite 470
Trevose, PA 19053
(Name of issuer of the securities held pursuant
to the Plan and the address of its principal executive office)

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

INDEX



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Compensation Committee of the
Technitrol, Inc. Board of Directors:

We have audited the accompanying statements of net assets available for plan benefits of the Technitrol, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's *Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974*. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Philadelphia, Pennsylvania
June 28, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2006 and 2005

	2006	2005
Assets:		
Contribution receivable:		
Employer	$ 8,367	$ 42,217
Employee	22,637	36,205
Investments:		
Fidelity funds:		
Retirement Money Market Portfolio	1,275,156	1,552,334
U.S. Bond Index Fund	363,750	388,142
Equity-Income Fund	1,441,198	1,229,442
Freedom 2000 Fund	182,682	299,554
Freedom 2010 Fund	745,950	953,479
Freedom 2015 Fund	48,244	27,745
Freedom 2020 Fund	1,040,257	961,883
Freedom 2025 Fund	7,615	3,945
Freedom 2030 Fund	981,279	791,487
Freedom 2035 Fund	33,948	--
Freedom 2040 Fund	193,531	88,819
Freedom Income Fund	118,731	98,437
Aggressive Growth Fund	436,723	545,681
Blue Chip Growth Fund	1,496,448	1,703,530
Dividend Growth Fund	1,347,232	1,194,576
Low-Priced Stock Fund	1,622,119	1,589,783
Spartan U.S. Equity Index Fund	1,386,092	1,203,275
Large Cap Value Fund	43,233	--
Diversified International Fund	1,666,821	1,187,097
Technitrol, Inc. Common Stock	2,249,985	2,196,709
Vanguard Small-Cap Index Fund	184,371	113,652
Participant loans	231,808	218,102
Total investments	17,097,173	16,347,672
Net assets available for plan benefits	$17,128,177	$16,426,094

See accompanying notes to financial statements.

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:		
Interest and dividends	$ 795,752	$ 471,481
Contributions:		
Employer	425,347	551,905
Employee	807,744	949,314
Rollover	121,714	30,014
Net appreciation in fair value of investments	1,855,498	149,614
Total additions	4,006,055	2,152,328
Deductions from net assets attributed to:		
Benefits paid to participants	3,292,513	3,158,319
Deemed distributions of participant loans	--	1,415
Administrative expenses	11,459	13,879
Total deductions	3,303,972	3,173,613
Net increase (decrease) in net assets available for plan benefits	702,083	(1,021,285)
Net assets available for plan benefits:		
Beginning of year	16,426,094	17,447,379
End of year	$17,128,177	$16,426,094

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Technitrol, Inc. (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering certain domestic full-time and part-time employees of the Company, except for those employees covered by certain collective bargaining agreements and leased employees. Employees are eligible to participate in the Plan on the first day of the month following their date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the lesser of $15,000 and $14,000 in 2006 and 2005, respectively, or 60 percent (60%) of their annual wages excluding stock option income, restricted stock income and related payments, employee stock purchase plan income, sick pay, severance, reimbursements or other expense allowances, fringe benefits, moving expenses, and deferred compensation and welfare benefits and including salary reduction contributions made to the Company sponsored cafeteria plan. This contribution is subject to the limit provided by Section 402 (g) (5) of the Internal Revenue Code. The Company contributes a matching amount equal to 100 percent (100%) of an employee's contribution up to a maximum of four percent (4%) of the participant's qualified annual wages. The participants must direct how their contributions are to be invested.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company contribution, (b) the appreciation or depreciation in the fair market value of investments, (c) the income or losses on investments, and (d) administrative expenses for the third party record keeper. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts. At December 31, 2006, there were no participant accounts for which participants have been terminated but have not received requested payout.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective September 1, 1999, the Company matching contributions made to the Plan on or after that date are immediately and fully vested. Vesting of Company matching contributions made to the Plan prior to September 1, 1999, are based on years of service. After completing two years of service, participants are 20 percent (20%) vested and receive 20 percent (20%) for each year of service thereafter. Participants are 100 percent (100%) vested after six years of credited service. In the event a plan participant terminates employment prior to fully vesting in employer contributions, any forfeited amounts may be utilized to offset future company matching contributions. Forfeited amounts utilized to offset Company matching contributions were $10,948 and $0 in the Plan years ended December 31, 2006 and 2005, respectively.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent (50%) of a participant's account balance, reduced by the participant's highest outstanding loan balance during the prior twelve-month period. Loan terms range from one through five years or up to ten years for the purchase of a primary residence. Interest rates are determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid at least quarterly by payroll deductions. A participant may have only one loan outstanding at a time.

Distributions Due to Death

The full amount of a participant's account balance will be payable to their beneficiary upon death. If the participant is married the spouse will automatically be named the beneficiary unless the surviving spouse consents to naming a non-spouse beneficiary. If the participant has no surviving spouse and did not name another beneficiary, the account balance will be paid to the participant's estate.

Distributions Due to Disability

If disabled, participants are eligible to receive the full amount of their account balance, only if they are employed by the Company on the date they become disabled. Participants are considered eligible for distributions should they meet all requirements under the Federal Social Security Act.

Distributions Due to Retirement

Participants may receive the full amount of their account balance upon retirement. Normal retirement under the Plan occurs when age 65 is attained. Should participants continue to work beyond 65, they may continue participating in the Plan. However, participants must receive their entire account balance by April 1 following the year in which they attain age 70 ½, even if the participant is still working.

Distributions Due to Termination

Upon termination of service for any reason other than retirement, disability, or death, participants will receive a lump sum distribution of their vested accrued benefit. Should a participant's accrued benefit exceed $1,000, the participant may elect a lump sum distribution or have the accrued benefit remain in the Plan.

Plan Administration

All third party record keeping fees incurred by the Plan are paid by participants. All other administrative costs of the Plan are paid by the Company.

(2) Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

Purchase and sale of securities are on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

(3) Investments

At December 31, 2006 and 2005, the following investments comprised 5% or more of the Plan's net assets available for plan benefits.

	Current Value	
	2006	2005
Fidelity Retirement Money Market Portfolio	1,275,156	1,552,334
Fidelity Freedom 2020 Fund	1,040,257	961,883
Fidelity Freedom 2030 Fund*	981,279	791,487
Fidelity Blue Chip Growth Fund	1,496,448	1,703,530
Fidelity Equity-Income Fund	1,441,198	1,229,442
Fidelity Diversified International Fund	1,666,821	1,187,097
Fidelity Dividend Growth Fund	1,347,232	1,194,576
Fidelity Spartan U.S. Equity Index Fund	1,386,092	1,203,275
Fidelity Low-Priced Stock Fund	1,622,119	1,589,783
Technitrol, Inc. Common Stock	2,249,985	2,196,709

*Invesment comprised 5% or more of Plan's net asets as of December 31, 2006 only.

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,855,498 and $149,614 as follows:

	2006	2005
Mutual funds	$ 958,682	$ 434,550
Common stock	896,816	(284,936)
	$ 1,855,498	$ 149,614

The fair value of Technitrol, Inc. Common Stock in the Plan at December 31, 2006 and 2005 was $2,249,985 and $2,196,709, representing 94,156 shares at December 31, 2006 and 128,379 shares at December 31, 2005.

(4) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Participants may elect to invest in the Company's common stock which also qualifies as a party-in-interest transaction. Participants may not invest more than 15% of a current contribution in Technitrol, Inc. Common Stock.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent (100%) vested in their accounts.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 15, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

(8) Differences between Financial Statements and Form 5500

The following reconciles the IRS Form 5500 to the financial statements at December 31, 2006 for the net assets available for plan benefits and contributions:

Net assets available for plan benefits per IRS Form 5500	$	17,097,173
Contribution receivable, including participant loans' accrual		31,004
Net assets available for plan benefits per financial statements	$	17,128,177
Contributions per IRS Form 5500	$	1,402,223
Change in contribution receivable accrual		(47,418)
Contributions per financial statements	$	1,354,805

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

Investment	Description	Current Value
Fidelity Retirement Money Market Portfolio*	Mutual Fund	$ 1,275,156
Fidelity U.S. Bond Index Fund*	Mutual Fund	363,750
Fidelity Equity-Income Fund*	Mutual Fund	1,441,198
Fidelity Freedom 2000 Fund*	Mutual Fund	182,682
Fidelity Freedom 2010 Fund*	Mutual Fund	745,950
Fidelity Freedom 2015 Fund*	Mutual Fund	48,244
Fidelity Freedom 2020 Fund*	Mutual Fund	1,040,257
Fidelity Freedom 2025 Fund*	Mutual Fund	7,615
Fidelity Freedom 2030 Fund*	Mutual Fund	981,279
Fidelity Freedom 2035 Fund*	Mutual Fund	33,948
Fidelity Freedom 2040 Fund*	Mutual Fund	193,531
Fidelity Freedom Income Fund*	Mutual Fund	118,731
Fidelity Aggressive Growth Fund*	Mutual Fund	436,723
Fidelity Blue Chip Growth Fund*	Mutual Fund	1,496,448
Fidelity Dividend Growth Fund*	Mutual Fund	1,347,232
Fidelity Low-Priced Stock Fund*	Mutual Fund	1,622,119
Fidelity Spartan U.S. Equity Index Fund*	Mutual Fund	1,386,092
Fidelity Large Cap Value Fund*	Mutual Fund	43,233
Fidelity Diversified International Fund*	Mutual Fund	1,666,821
Technitrol, Inc. Common Stock*	Common Stock, 94,156 shares	2,249,985
Vanguard Small-Cap Index Fund	Mutual Fund	184,371
Participant loans*	5%-10%, 1 to 9 years	231,808
Total investments		$17,097,173

*Fidelity Management Trust Company, Technitrol, Inc., and Participant loans are related parties of the Plan and are considered party-in-interest transactions.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Technitrol, Inc. 401(k) Retirement Savings Plan
(Name of Plan)



Date: June 28, 2007

Drew A. Moyer
Senior Vice President and Chief Financial Officer
Technitrol, Inc.

EXHIBIT INDEX

DOCUMENT

23. Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Compensation Committee of the
Technitrol, Inc. Board of Directors:

We consent to the incorporation by reference in the registration statement (No. 033-35334) on Form S-8 of Technitrol, Inc. of our report dated June 28, 2007, with respect to the statements of net assets available for plan benefits of the Technitrol, Inc. 401(k) Retirement Savings Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of Technitrol, Inc. 401(k) Retirement Savings Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 28, 2007

END